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FEB 26 2021

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

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SEC FILE NUMBER
8-26448

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2020 (MM/DD/YY) AND ENDING December 31, 2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nelson Ivest Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

423 Country Club Drive
(No. and Street)

Winter Park	FL	32789
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson & Smith PA
(Name – *if individual, state last, first, middle name*)

500 North Westshore Blvd	Tampa	FL	33609
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Joel J. Garris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nelson Ivest Brokerage Services, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PILAR KALLEY
Notary Public - State of Florida
Commission # GG 957594
My Comm. Expires Feb 16, 2024
Bonded through National Notary Assn.

Signature

President

Title

Pilar Kalley

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NELSON IVEST BROKERAGE SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

NELSON IVEST BROKERAGE SERVICES, INC.

TABLE OF CONTENTS

DECEMBER 31, 2020

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Stockholders
of Nelson Ivest Brokerage Services, Inc.
Winter Park, Florida

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nelson Ivest Brokerage Services, Inc. (the "Company") as of December 31, 2020, the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
We have served as Nelson Ivest Brokerage Services, Inc.'s auditor since 2017.
Orlando, Florida
February 23, 2021

5401 South Kirkman Road, Suite 620, Orlando, Florida 32819, (407) 895-3383
A Registered Public Accounting Firm

NELSON IVEST BROKERAGE SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$ 8,223
Equity securities owned - marketable, at market value (cost $105,358)	182,582
Prepaid expenses	7,521
Receivables from brokers and dealers	568,873
	$ 767,199

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Commissions payable	$ 558,263
Dividends payable	10,366
Total liabilities	568,629
STOCKHOLDERS' EQUITY	
Common stock:	
Class A common stock, voting, $0.01 par value; 100 shares authorized, 100 shares issued and outstanding	1
Class B common stock, non-voting, $0.01 par value; 9,900 shares authorized, 9,900 shares issued and outstanding	99
Paid-in capital	50,838
Retained earnings	147,632
	198,570
	$ 767,199

The Notes to Financial Statements are an integral part of this statement.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business: Nelson Ivest Brokerage Services, Inc., (the "Company") is engaged as a broker/dealer in the business of buying and selling securities for individual clients.

Exemptive Provisions: The Company is considered a "Non-Covered Firm" exempt from the provisions of 17 C.F.R. § 240.15c3-3 based upon footnote 74 of SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. Under these exemptive provisions, the computation for determination of reserve requirements and information relating to the possession and control requirements are not required.

Cash equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Receivables from brokers and dealers: Receivables from brokers and dealers are stated at net realizable value. Certain trail commissions are estimated based on historical revenue information. As of December 31, 2020, no allowance for uncollectible accounts was considered necessary.

Marketable equity securities: Marketable equity securities are presented at market value. Adjustments in market value are recognized as gains or losses and are reflected in the statement of income for the period in which the adjustment to the carrying value arises. Gains and losses on the sale of securities are determined using the average cost method.

Commissions. The Company buys and sells securities on behalf of its customers. Commission revenue consists of two categories.

Transactional revenue is recorded on a trade-date basis as securities transactions occur. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument and purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company's transactional revenue during the year ended December 31, 2020 amounted to $504,073.

Trail revenue, also referred to as 12b-1 fees, is related to managed assets and is recognized based on a fee rate that is applied to the balance of managed assets during the course of the year. The Company believes the performance obligation is satisfied over time because the customer is receiving and consuming the benefits that are provided by the Company. The Company's trail revenue during the year ended December 31, 2020 amounted to $3,333,523.

Income taxes: The Company elected to be taxed as an S-corporation on its income in accordance with Section 1362 of the Internal Revenue Code. Section 1362 provides that, in lieu of corporation income taxes, the stockholders are taxed on their respective share of the Company's taxable income. Therefore, no provision or liability for income taxes is reflected in these financial statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Date of Management's Review: Subsequent events were evaluated through February 23, 2021 which is the date the financial statements were available to be issued.

Note 2. Related Party Transactions

The Company is primarily dependent upon sister corporations, Nelson Investment Planning Services, Inc. (NIPS), and Nelson Financial Planning for its operations. The Company acts as a broker/dealer principally on behalf of the sister corporations, which conduct extensive marketing and sales activities. Consequently, operating results and financial position are different than if the entities were autonomous.

The Company's commission revenue is generated by registered and licensed representatives that are under contract with the Company and the sister corporations. Likewise, the majority of the commission expense was paid to the sister corporations in the amount of $2,532,103.

The Company paid commissions to a stockholder in the amount of $745,311 in 2020. By virtue of an assignment agreement dated January 1, 2000, the commissions paid to the stockholder were assigned directly to the Company's sister corporations.

The Company entered into an Expense Sharing Agreement dated January 1, 2007 with a stockholder and its sister corporations. This agreement formulates the amount of the stockholder's trail commissions that is allocated to the sister corporations as reimbursement for operating expenses of the Company. The allocation is derived annually based on the operating expenses of the preceding year plus an inflationary increase. For 2020, 15.98% of the stockholder's trail commissions ($127,594) were allocated to the sister corporations.

Note 3. Marketable Equity Securities

At December 31, 2020, the Company owned marketable equity securities with a market value of $182,582 and a cost of $105,358. Information with respect to these securities follows:

Market value of marketable equity securities	$ 182,582
Less: Cost of marketable equity securities	(105,358)
Unrealized gain on marketable equity securities	77,224
Less: Unrealized gain recognized in previous years	(52,186)
Current year unrealized gain	$ 25,038

Note 4. Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1 and is required to maintain minimum net capital of $5,000 and a ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $153,052 which was $115,143 in excess of its required net capital of $37,909. The ratio of aggregate indebtedness to net capital at December 31, 2020 was 3.72 to 1.

Note 5. Liabilities Subordinated to Claims of Creditors

The Company has no liabilities subordinated to claims of creditors.

Note 6. Fair Value Measurement

The Company applies GAAP for fair value measurements of financial assets that are recognized or disclosed at fair value in the financial statements on a recurring basis. GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 – Valuation is based on unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Note 6. Fair Value Measurement (continued)

Level 2 – Valuation is based on quoted prices for similar instruments in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and model-based techniques for which all significant assumptions are observable in the market.

Level 3 – Valuation is principally generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates that market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models and similar techniques.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual Funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at the price. The mutual funds held by the Plan are deemed to be actively traded.

The preceding methods described may produce a fair value calculation that may not be indicative of NAV or reflective of future fair values. Furthermore, although the Plan's management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The recorded value of marketable equity securities as of December 31, 2020 is presented in the following table:

		Fair Value Measurements at Reporting Date Using		
	Marketable Equity Securities	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2020	$ 182,582	$ 182,582	$ -	$ -

NELSON IVEST BROKERAGE SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

Note 7. Commitments and Contingencies

The Company does not have any commitments or contingencies.